UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 22, 2021

Cooper Tire & Rubber Company

(Exact name of registrant as specified in its charter)

Delaware	001-04329	34-4297750
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification No.)

701 Lima Avenue, Findlay, Ohio	419- 423-1321	45840
(Address of principal executive offices)	(Registrant’s telephone number)	(Zip Code)

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Trading Symbol)	(Name of Each Exchange on which Registered)
Common Stock, $1 par value per share	CTB	New York Stock Exchange
(Title of Each Class)	(Trading Symbol)	(Name of Each Exchange on which Registered)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On February 22, 2021, Cooper Tire & Rubber Company (the “Company”) and The Goodyear Tire & Rubber Company (“Goodyear”) issued a joint press release announcing that the Company, Goodyear and Vulcan Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Goodyear (“Merger Sub”), had entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 22, 2021, pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Goodyear. A copy of the joint press release is attached as Exhibit 99.1 and is incorporated herein by reference into this Item 8.01.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving the Company and Goodyear. In connection with the proposed transaction, Goodyear will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of the Company and that will also constitute a prospectus of Goodyear. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Goodyear may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Goodyear securities, are not soliciting an offer to buy Goodyear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of the Company.

GOODYEAR AND THE COMPANY URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Goodyear (when they become available) may be obtained free of charge on Goodyear’s website at www.goodyear.com or by directing a written request to Computershare Investor Services, P.O. Box #43078, Providence, RI 02940-3081. Copies of documents filed with the SEC by the Company (when they become available) may be obtained free of charge on the Company’s website at www.coopertire.com or by directing a written request to Cooper Tire & Rubber Company, 701 Lima Avenue, Findlay, Ohio 45840, c/o Jacob Drerup (investorrelations@coopertire.com).

Participants in the Solicitation

Each of the Company, Goodyear and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding the Company’s executive officers and directors is included in the Company’s definitive proxy statement, which was filed with the SEC on March 26, 2020. Additional information regarding Goodyear’s executive officers and directors is included in Goodyear’s definitive proxy statement, which was filed with the SEC on March 25, 2020. You can obtain free copies of these documents using the information in the paragraph immediately above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

99.1	Press release dated February 22, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

By:	/s/ Jack Jay McCracken
Jack Jay McCracken
Vice President, Assistant General Counsel and Assistant Secretary

Date: February 22, 2021

Exhibit 99.1

Strengthens Leadership Position in Global Tire Industry

Combines Two Complementary Brand Portfolios with a Comprehensive Offering Across the Value Spectrum

Provides Significant, Immediate and Long-Term Financial Benefits

Opportunity to Create Additional Value from Manufacturing and Distribution

Increases Scale to Support Investments in New Mobility and Fleet Solutions

Akron, OH and Findlay, OH – February 22, 2021

The Goodyear Tire & Rubber Company (Nasdaq: GT) and Cooper Tire & Rubber Company (NYSE: CTB) today announced that they have entered a definitive transaction agreement under which Goodyear will acquire Cooper in a transaction with a total enterprise value of approximately $2.5 billion. The transaction will expand Goodyear’s product offering by combining two portfolios of complementary brands. It will also create a stronger U.S.-based manufacturer with increased presence in distribution and retail channels while combining both companies’ strengths in the highly profitable light truck and SUV product segments. The combined company will have approximately $17.5 billion in pro forma 2019 sales.

Under the terms of the transaction, which has been approved by the Boards of Directors of both companies, Cooper shareholders will receive $41.75 per share in cash and a fixed exchange ratio of 0.907 shares of Goodyear common stock per Cooper share for a total equity value of approximately $2.8 billion. Based on Goodyear’s closing stock price on February 19, 2021, the last trading day prior to the announcement, the implied cash and stock consideration to be received by Cooper shareholders is $54.36 per share, representing a premium of 24% to Cooper’s closing stock price on February 19, 2021, and a premium of 36% to Cooper’s 30-day volume weighted average price as of the close on February 19, 2021. Upon closing of the transaction, Goodyear shareholders will own approximately 84% of the combined company, and Cooper shareholders will own approximately 16%.

Founded in 1914, Cooper is the 5th-largest tire manufacturer in North America by revenue with approximately 10,000 employees working in 15 countries worldwide. Cooper products are manufactured in 10 facilities around the globe, including wholly-owned and joint venture plants. The company’s portfolio of brands includes Cooper, Mastercraft, Roadmaster and Mickey Thompson.

“This is an exciting and transformational day for our companies,” said Richard J. Kramer, Goodyear chairman, chief executive officer and president. “The addition of Cooper’s complementary tire product portfolio and highly capable manufacturing assets, coupled with Goodyear’s technology and industry leading distribution, provides the combined company with opportunities for improved cost efficiency and a broader offering for both companies’ retailer networks. We are confident this combination will enable us to provide enhanced service for our customers and consumers while delivering value for shareholders.”

Kramer added, “We have a great deal of respect for Cooper’s team and share a commitment to integrity, quality, agility and teamwork. We look forward to welcoming Cooper to the Goodyear family.”

Brad Hughes, Cooper president & chief executive officer, added, “Cooper has transformed into a dynamic, consumer-driven organization that has balanced traditional and emerging channels to increase demand for our products, while updating and effectively leveraging our global manufacturing footprint. I am extremely proud of what our team has accomplished over the past 107 years and am grateful to our talented employees for their contributions and commitment. This transaction marks the start of a new chapter for Cooper, which we are entering from a position of strength. We believe that it represents an attractive opportunity to maximize value for our shareholders, who will receive a meaningful premium as well as the opportunity to participate in the upside of the combined company. We look forward to the opportunity to combine Cooper’s considerable talents with Goodyear’s, and to be part of a bigger, stronger organization that will be competitively well-positioned to win in the global tire industry.”

Compelling Strategic and Financial Benefits

•

Strengthens Leadership Position in Global Tire Industry. The transaction further strengthens Goodyear’s leading position in the U.S., while significantly growing its position in other North American markets. In China, the combination nearly doubles Goodyear’s presence and increases the number of relationships with local automakers, while creating broader distribution for Cooper replacement tires through Goodyear’s network of 2,500 branded retail stores.

•

Combines Two Complementary Brand Portfolios with a Comprehensive Offering Across the Value Spectrum. The combined company will have the opportunity to leverage the strength of Goodyear original equipment and premium replacement tires, along with the mid-tier power of the Cooper brand, which has particular strength in the light truck and SUV segments. Together, these brands have the opportunity to deliver a more complete offering to aligned distributors and retailers.

•	Provides Significant, Immediate and Long-Term Financial Benefits.

•

Synergies and Tax Benefits. Goodyear expects to achieve approximately $165 million in run-rate cost synergies within two years following the close of the transaction. The majority of the cost synergies will be related to overlapping corporate functions and realizing operating efficiencies. In addition, the combination is expected to generate net present value of $450 million or more by utilizing Goodyear’s available U.S. tax attributes. These tax attributes will reduce the company’s cash tax payments, positioning it to generate additional free cash flow. The expected cost synergies from this transaction do not include manufacturing-related savings.

•	Earnings and Balance Sheet. The transaction is immediately accretive to earnings per share, modestly improves Goodyear’s balance sheet position and enhances the company’s ability to de-lever.

•

Opportunity to Create Additional Value from Manufacturing and Distribution. Opportunities for expansion of select Cooper facilities will increase capital efficiency and flexibility. Additional revenue growth opportunities will result from the addition of the Cooper brand to Goodyear’s global distribution network.

•

Increases Scale to Support Investments in New Mobility and Fleet Solutions. As an industry leader in the U.S., the combined company will offer tire products and a broad selection of services through Goodyear’s relationships with traditional and emerging original equipment manufacturers; autonomous driving system developers; new and established fleet operators; and other mobility platforms.

Timing, Approvals and Financing

The transaction is subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals and the approval of Cooper shareholders. The transaction is expected to close in the second half of 2021.

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Goodyear intends to fund the cash portion of the transaction through debt financing and has secured a committed bridge financing facility led by JPMorgan Chase Bank, N.A.

Focused on a Successful Integration

With complementary business models, organizational structures and distribution channels, Goodyear and Cooper expect to execute a successful integration that captures the full benefits of the combination. The companies will prepare for integration focused on continuity of manufacturing, operations and customer service.

After closing, the combined company will be headquartered in Akron, Ohio, but Goodyear expects to maintain a presence in Findlay, Ohio.

Advisors

Lazard is serving as lead financial advisor, J.P. Morgan Securities LLC is serving as financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Covington and Burling LLP are serving as legal advisors to Goodyear. Goldman Sachs & Co. LLC is serving as the exclusive financial advisor and Jones Day is serving as legal advisor to Cooper.

Conference Call and Webcast

Goodyear and Cooper will hold a joint conference call at 8:00 a.m. ET today to discuss the transaction. The conference call will be available via live webcast on the Goodyear investor relations website: http://investor.goodyear.com.

Those participating via telephone should call either 800-895-3361 or 785-424-1062 before 8:00 a.m. ET and provide the Conference ID “Goodyear.” A taped replay will be available by calling 800-925-9348 or 402-220-5381. The replay will also remain available on the Goodyear website.

Additional information regarding the transaction can be found on https://GoodyearCooper.transactionfacts.com.

About The Goodyear Tire & Rubber Company

Goodyear is one of the world’s largest tire companies. It employs about 62,000 people and manufactures its products in 46 facilities in 21 countries around the world. Its two Innovation Centers in Akron, Ohio, and Colmar-Berg, Luxembourg, strive to develop state-of-the-art products and services that set the technology and performance standard for the industry. For more information about Goodyear and its products, go to www.goodyear.com/corporate. GT-FN

About Cooper Tire & Rubber Company

Cooper Tire & Rubber Company is the parent company of a global family of companies that specializes in the design, manufacture, marketing and sale of passenger car, light truck, medium truck, motorcycle and racing tires. Cooper’s headquarters is in Findlay, Ohio, with manufacturing, sales, distribution, technical and design operations within its family of companies located in 15 countries around the world. For more information on Cooper, visit www.coopertire.com, www.facebook.com/coopertire or www.twitter.com/coopertire.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of

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the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between The Goodyear Tire & Rubber Company (“Goodyear”) and Cooper Tire & Rubber Company (“Cooper”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regarding Goodyear’s and Cooper’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Goodyear’s and Cooper’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Cooper stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Goodyear’s or Cooper’s respective businesses; the effect of this communication on Goodyear’s or Cooper’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Goodyear’s or Cooper’s control; transaction costs; Goodyear’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share; Goodyear’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth under the heading “Risk Factors” on the companies’ Annual Reports on Form 10-K and in subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Goodyear assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the potential transaction, Goodyear expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Goodyear that also constitutes a preliminary proxy statement of Cooper. After the registration statement is declared effective, Cooper will mail a definitive proxy statement/prospectus to stockholders of Cooper. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Goodyear or Cooper may file with the SEC and send to Cooper’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF GOODYEAR AND

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COOPER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Goodyear or Cooper through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Goodyear will be available free of charge on Goodyear’s website at corporate.goodyear.com/en-US/investors.html and copies of the documents filed with the SEC by Cooper will be available free of charge on Cooper’s website at http://investors.coopertire.com.

Participants in the Solicitation

Goodyear and Cooper and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Goodyear is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 9, 2021, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 6, 2020. Information about the directors and executive officers of Cooper is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which is expected to be filed with the SEC on or around February 22, 2021, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Contacts

Goodyear

Investors / Analysts

Christina Zamarro

VP, Finance and Treasurer

christina_zamarro@goodyear.com

(330) 796-1042

Media

Doug Grassian

Director Global External and Digital Communications

doug_grassian@goodyear.com

(330) 796-3855

or

Sard Verbinnen & Co

Andrew Cole / Jacob Crows / Warren Rizzi

goodyear-svc@sardverb.com

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Cooper

Investors / Analysts

Jerry Bialek

Interim CFO and VP, International Finance and Treasurer

investorrelations@coopertire.com

(419) 424-4165

Media

Anne Roman

VP, Communications and Public Affairs

alroman@coopertire.com

(419) 429-7189 / (419) 708-5171

or

Brunswick Group

Jonathan Doorley / Kate Beers

(917) 459-0419 / (917) 257-4179

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